

October 15, 2010

Mr. Kam Shah
Chief Executive Officer, Chief Financial Officer, and Director
Bontan Corporation Inc.
47 Avenue Road, Suite 200
Toronto, Ontario, Canada M5R 2G3

> **Re:** **Bontan Corporation Inc.**
> **Amend No. 3 to Registration Statement on Form F-1**
> **Filed September 29, 2010**
> **File No. 333-164935**

Dear Mr. Shah:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 19, 2010.

Form F-1/A filed on September 29, 2010

General

1.   Please tell us if you and your joint venture partners have entered into the joint operating agreement with Geoglobal, and also if you have entered into the revised Stockholders Agreement with ITC, which you disclose on page 23 has been significantly affected by the Allocation of Rights and Settlement Agreement. If neither agreement has been entered into, please tell us your expected timetable. If such agreements have been entered into, please revise your disclosure as applicable throughout the registration statement.

Prospectus Summary, page 2

2.   We note the table you provide in response to prior comment 4. However, we note that this table does not reflect your indirect working interest, which we note appears to be 10.45%, and looks to be further reduced if the operator exercises its option to acquire an additional 2.5% of working interest from the "Lead Investors" and IPC Cayman. Please include this information in the tables or in a footnote to the tables.

3.   Further, the discussion in this section and throughout your filing mentions multiple entities that are related to you through ownership or joint venture relationships. For example, we note your indirect ownership of the working interest, as held by your 100% owned subsidiary Israeli Oil & Gas Corporation's 76.79% interest in IPC Cayman, which in turn owns 100% of IPC Oil and Gas (Israel), Ltd. Partnership that is the registered holder of 13.6090% of the licenses. In order for investors to fully understand all the intertwined relationships, please provide a graphical illustration indicating your holding in IPC Cayman, IPC Cayman's other shareholder, the ownership of the rights in the Myra and Sara licenses as held by you, International Three Crown Petroleum LLC and IPC Cayman, as well as the other holders, and also indicate the members of the steering committee that control the operation. Please also reflect the overriding royalty interests held by certain parties. In the graphical illustration, please be sure to include each entity's full name, as well as the abbreviated name, if any, that you use throughout the registration statement.

4.   We note your disclosure in a risk factor on page 6 and in the liquidity section on page 40 that you are required to provide financial capability of USD$12 million on or before December 1, 2010 to your joint venture partners to cover your share of the estimated costs of the two test wells. Please also disclose this pending funding requirement in your prospectus summary and disclose the impact to your working interest if you cannot provide such funding.

Manager of IPC Cayman, page 4

5.   From review of the Stockholders Agreement filed as Exhibit 10.2, it appears that the initial director, International Three Crown Petroleum LLC ("ITC"), cannot be removed other than for willful misconduct that adversely affects the offshore Israel project or transfer of the ownership of ITC, such that Mr. H. Howard Cooper is no longer the managing member. Please disclose this information in the section.

6.   We note that Section V. B of the Allocation of Rights Agreement filed as Exhibit 10.4 to your June 30, 2010 amendment reflects that ITC and Bontan agree that an individual appointed by ITC shall be IPC's representative on the steering committee. With a view towards disclosure, please explain why you, the 76.79% owner of IPC, agreed that minority owner ITC shall appoint an individual to be IPC's representative on the steering

committee, i.e., Mr. H. Howard Cooper. Explain this in light of the risk factors on page 11 regarding the conflicts of interest between you and ITC.

7.   We note your disclosure in Note 20 for the year ended March 31, 2010 and Note 14 to the Notes to Consolidated Financial Statements for the three months ended June 30, 2010, that the sole director of your subsidiary IPC Cayman communicated to you that you are required to complete a best efforts financing of $18 million and to contribute all proceeds to IPC Cayman. He also presented you with an invoice for $2,291,001 claiming that it represented estimated proceeds from the private placement financing completed by you on April 30, 2010. You disclose that you dispute these claims and are in negotiations to resolve. Please tell us the status of these negotiations, and explain the basis for the director of your majority owned subsidiary IPC Cayman demanding an $18 million financing and $2,291,001 in proceeds owed to it from a prior completed private financing. Tell us what consideration you gave to adding disclosure of this dispute to the risk factor on page 11.

Management Compensation, page 45

8.   We note your response to prior comment 5; however, your revised summary compensation table does not include a "total" compensation column. Please revise.

Undertakings, page 135

9.   Please include the undertaking required by Item 512(a)(5)(i) or (ii), and please also explain why you have included the 430A undertaking. Please also remove the undertaking provided by Item 512(b) as you do not appear eligible to incorporate subsequent Exchange Act documents by reference.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551- 3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (612) 672-3777
Jeffrey C. Robbins, Esq.
Messerli & Kramer P.A.